May 17, 2006

United States Securities and
Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:    Michael Moran, Branch Chief

Re:	Cintas Corporation Form 10-K for Fiscal Year Ended May 31, 2005 Filed August 15, 2005 File No. 0-11399

Ladies and Gentlemen:

This letter sets forth below the detailed responses of Cintas Corporation (the “Company”) to the comments of the Staff of the Commission in its letter to the Company dated April 17, 2006, with respect to the above referenced Form 10-K filing of the Company. In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter. This letter has been filed with the Commission as correspondence through EDGAR.

FORM 10-K FOR THE YEAR ENDED MAY 31, 2005

Notes to Consolidated Financial Statements, page 30
13.  Segment Information, page 41

SEC Comment #1

We note your response to comment 4 in our letter dated February 21, 2006. Please tell us each of the operating segments identified in accordance with paragraphs 10 through 15 of SFAS No. 131. Explain why the identified operating segments share both similar economic characteristics and a majority of the aggregation criteria and why aggregation into two reportable segments is permitted. See paragraph 4 of EITF 04-10. Please support your explanation with quantitative support for each operating segment to substantiate your conclusions. The provided information should include historical sales, margin and operating profit figures for the recent five year period.

Response

Cintas’ products and services are designed to enhance our customers’ images and brand identification as well as provide a safe and efficient work place. Our products are sold through two business models: a contractual, regular recurring rental business with a significant service component and a direct sale, order fulfillment, distribution business. The use of each model is determined by customers’ decisions to rent or buy, with many customers requiring elements of both. These two business models provide the basis for our two reportable operating segments: Rentals and Other Services.

Our Rentals reportable operating segment is predominantly the rental and delivery of uniforms, mats, mops, towels, restroom and hygiene services, cleanroom garments and flame resistant clothing to our customers. These products and services are provided to our customers on a contractual basis and are delivered through our Rentals route distribution network, typically on a weekly basis.

The Other Services reportable operating segment consists primarily of the direct sale of garments, first aid products, fire protection products, safety products and branded promotional products. Unlike the Rentals operating segment, there are few service agreements with these customers. The business model in this reporting segment is a direct sale, order fulfillment, distribution business, where the fundamental focus is on the sourcing, the warehousing and the distribution of products. While our product offering within this reporting segment may change from time to time (i.e., addition of new safety products, replacement of garment styles, etc.), the nature of the products do not change. That is, the products selected continue to promote image and safety in the workplace. In addition, the business model and the production process do not change with any differentiation in product offerings. We focus on the fundamentals of sourcing, warehousing and distribution, regardless of the product offering.

The following is our evaluation for defining our reportable operating segments in accordance with SFAS No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information.

We have eight business units which supply image and safety products and services to our customer base. They are as follows:

•	Rentals
•	Uniform Sales
•	First Aid & Safety Sales
•	Catalog Sales
•	Fire Protection Sales
•	Sourcing and Distribution
•	Document Management Sales
•	Government Sales

Determination of Operating Segments

SFAS 131 defines operating segments in paragraphs 10 through 15. SFAS 131 paragraph 10 defines an operating segment as a component of an enterprise that a.) engages in business activities from which it may earn revenues and incur expenses, b.) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performances and c.) for which discrete financial information is available.

The following reflects our assessments of each business unit with respect to paragraph 10. A “Yes” denotes that the particular business unit meets the referenced criteria.

Business Unit	Criteria A Earn Revenue, Incur Expenses	Criteria B Oper. Results Regularly Reviewed by CODM	Criteria C Discrete Financial Information Available
Rentals	Yes	Yes	Yes

Uniform Sales	Yes	Yes	Yes

First Aid & Safety Sales	Yes	Yes	Yes

Catalog Sales	Yes	Yes	Yes

Fire Protection Sales	Yes	Yes	Yes

Sourcing and Distribution	No See Note 1	Yes See Note 1	Yes

Document Management Sales	Yes	Yes	Yes

Government Sales	Yes	Yes	Yes

Note 1 – Sourcing and Distribution does not earn revenue. Its primary function is to source and distribute product to the Uniform, First Aid & Safety, Catalog and Fire Protection sales business units. The operating results regularly reviewed by the chief operating decision maker for Sourcing and Distribution relate to operational measurements such as cost per unit.

SFAS 131 paragraph 11 indicates that not every part of an enterprise is necessarily an operation segment or part of an operating segment. Our corporate financing (i.e., interest income and interest expense) is not considered to be an operating segment. As such, it is reported as “Corporate” in our segment reporting disclosure.

SFAS 131 paragraphs 12 and 14 define the terms CODM and segment manager. In accordance with those definitions, we note the following as CODM(s) and Segment Manager(s) for each business unit.

Business Unit	CODM(s)	Segment Manager
Rentals	Scott D. Farmer, CEO and	John W. Milligan,
	John W. Milligan,	President & COO, Rental Division and
	President & COO, Rental Division	14 Vice Presidents

Uniform Sales	Scott D. Farmer, CEO	William L. Cronin,
President & COO, National Account
Division

First Aid & Safety Sales	Scott D. Farmer, CEO	David Pollak, Jr.,
President & COO, First Aid & Safety
Division

Catalog Sales	Scott D. Farmer, CEO	William W. Goetz,
Vice President, Marketing &
Merchandising

Fire Protection Sales	Scott D. Farmer, CEO	David Pollak, Jr.,
President & COO, First Aid & Safety
Division

Sourcing and Distribution	Scott D. Farmer, CEO	Kevin M. Bien,
	and	Vice President, Global Sourcing
	J. Phillip Holloman,	and
	Sr. Vice President, Global Supply	Laura J. Hendricks,
	Chain Management	Vice President, Distribution &
	and Six Sigma	Production Planning

Document Management Sales	Scott D. Farmer, CEO	Todd M. Schneider,
Vice President, Document Management
Division

Government Sales	Scott D. Farmer, CEO	David Warns,
	and	Director of Government Operations
William L. Cronin, President & COO,
National Account Division

Scott D. Farmer, CEO, is the CODM for all Cintas business units. Several business units have an additional CODM due to size of operations, span of control, or business unit complexities or uniqueness.

SFAS 131 paragraph 13 discusses situations where the three characteristics of operating segments, as described in paragraph 10, do not clearly identify a single set of operating segments. In Cintas’ case, however, the three characteristics of operating segments described in paragraph 10 do clearly identify a single set of operating segments. As such, we do not evaluate additional factors.

SFAS 131 paragraph 15 describes situations involving matrix forms of organizations. This paragraph does not apply, since Cintas did not have a matrix form of organization.

Based on our evaluation of the Cintas business units with respect to SFAS 131 paragraphs 10 through 15, we conclude that we have seven operating segments. They are as follows.

•	Rentals
•	Uniform Sales
•	First Aid & Safety Sales
•	Catalog Sales
•	Fire Protection Sales
•	Document Management Sales
•	Government Sales

Determination of Reportable Operating Segments

In determining the reportable operating segments, which are required to be reported in the footnotes to our financial statements, we perform the following steps.

1.	We determine which operating segments meet the quantitative thresholds as described in paragraph 18 of SFAS 131 (i.e., the 10% tests). Operating segments, or the aggregation of operating segments, that meet the quantitative thresholds are reportable.
2.	We determine which operating segments meet the aggregation criteria as described in paragraph 17 of SFAS 131 and EITF 04-10. The operating segments that meet the aggregation criteria can be aggregated for purposes of determining whether the aggregated segments meet the quantitative thresholds. Operating segments, or the aggregation of operating segments, that meet the quantitative thresholds are reportable.
3.	We test whether the reportable segments contribute at least 75% of total consolidated revenue. If they do not, additional operating segments that do not individually meet the quantitative thresholds must be reported to reach the 75% of consolidated revenue.
4.	We evaluate the need for an “All Other” category, grouping operating segments that are not individually reportable and that do not share a majority of the aggregation criteria with another operating segment.

The Rentals operating segment meets the quantitative criteria described in step #1 above and is therefore an individually reported operating segment. Quantitative financial information for the Rentals operating segment, including historical sales, margin and profit figures for the last five year period, is included as Exhibit I to this letter.

The Uniform Sales operating segment, the First Aid and Safety Sales operating segment, the Catalog Sales operating segment and the Fire Protection Sales operating segment each do not meet the quantitative levels described in #1 above (i.e., they do not meet the 10% tests). Quantitative financial information for each of these operating segments, including historical sales, margin and profit figures for the last five year period, is included as Exhibit II to this letter.

These four operating segments combine to form our direct sale, order fulfillment, distribution business (the “direct sale operating segments”) and follow the same business model. Sourcing and Distribution is an integral part of this model. As such, we have included its financial information on Exhibit II with that of the four direct sale operating segments. The direct sale operating segments share economic characteristics and the aggregation criteria and are therefore aggregated into one reportable operating segment (Other Services) as provided for in paragraph 17 of SFAS 131. An analysis of the similarity of economic characteristics and the aggregation criteria of paragraph 17 follows:

Economic Characteristics

Evidence of similar economic characteristics for these operating segments is provided on Exhibit II. With two exceptions, for each of the five years presented, gross margins fall within a 5% range and selling and administrative expenses fall within a 4% range. The only exceptions are in FY2002, when our entire business was dramatically affected by the terrorist events of 9/11, and in fire protection for FY2003, as we first introduced fire protection products at the end of that fiscal year. In addition to sharing economic characteristics, the products and services provided within the Other Services reportable operating segment share the aggregation criteria described in SFAS 131 paragraphs 17 (a-e) as outlined below:

a.    Nature of Products and Services

The nature of products and services in each of the direct sale operating segments is similar. The products provided are all designed to meet our strategic goal of both enhancing our customers’ image and safety in the workplace. Certainly, the individual products in these operating segments have different physical characteristics (i.e., garments, mats, first aid supplies, fire extinguishers, etc.). However, the nature and focus of the products remains the same: they are products sold to and used by business customers to enhance their image and brand identity and to improve safety and efficiency at their facilities.

b.    Nature of Production Processes

The nature of the production processes within these operating segments is similar, consisting of the design, identification and sourcing of high quality products.

Once we identify products and product specifications are determined, our centralized supply chain department makes sourcing decisions (i.e., make or buy) based primarily on required volume levels, timeliness of deliveries, branding requirements and exclusive design needs. These decisions lead to supplier selection. Our supply chain department then manages supplier relationships to ensure that specifications are met, price points remain competitive and quality production continues. The nature of this production process remains consistent regardless of our direct sale product offering.

c.    Type or Class of Customer

The type or class of customer being serviced by the products in the direct sale operating segments is a broad class of customer in line with our goal of enhancing our customers’ images and brand identification as well as providing them a safe and efficient work place. We view every business in the United States and Canada as a potential customer for each direct sale operating segment and indeed have customers in most SIC codes in this segment (as well as in our Rentals segment). Our marketing data indicates that our direct sale operating segments share 17 of the top 20 SIC codes, demonstrating not only the diversity of our customer base but also the similar nature of our customers in each of the direct sale operating segments.

d.    Methods and Distribution

The methods of distribution within these direct sale operating segments are similar. Our distribution function consists of warehousing these products primarily through our distribution network, managing inventory levels and then delivering these products to our customers’ place of business in the most cost efficient manner, including direct delivery through a local representative and/or a local delivery route.

e.    Nature of Regulatory Environment

While we sell products and provide services to many regulated industries, our business of providing the products in each of the direct sale operating segments is not considered heavily regulated.

A summary of the aggregation criteria follows.

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales
Nature of Product	Sale of Uniform and	Sale of First Aid and	Sale of Uniform and	Sale of Fire
	Promotional Products	Safety Products	Safety Products	Extinguishers and
other Fire Protection Products
and Services

Nature of Customers	All SIC Codes;	All SIC Codes;	All SIC Codes;	All SIC Codes;
	All Sizes	All Sizes	All Sizes	All Sizes

Nature of	Product	Product Identification;	Product	Product
Production Process	Identification;	Centralized	Identification;	Identification;
	Centralized Sourcing	Sourcing & Supply	Centralized Sourcing	Centralized Sourcing
	& Supply Chain	Chain	& Supply Chain	& Supply Chain
	Management	Management	Management	Management

Nature of	From Dist. Center to	From Dist. Center	From Dist. Center to	From Dist. Center or
Distribution	customer directly or	to customer	customer directly or	local warehouse to
	through local	directly or through	through local	customer directly or
	representative	local route	route	through local route

Regulatory	No significant	No significant	No significant	No significant
Environment	regulatory	regulatory	regulatory	regulatory
	environment	environment	environment	environment

In essence, our business model of direct sale with a focus on sourcing, warehousing and distribution of products allows us to employ a common methodology across product lines that are united in the strategic goal of enhancing our customers’ image and safety in the workplace. Because these operating segments share the aggregation criteria as well as economic characteristics, they are aggregated into our Other Services reportable operating segment.

Our Document Management Sales operating segment does not meet the quantitative criteria described in paragraph 18 of SFAS 131 (it does not meet any of the 10% tests), as shown on Exhibit III. The Document Management Sales operating segment also does not meet the aggregation criteria in step #2. Its economic characteristics are not similar to, and the nature of the production process and distribution process are not shared with, other operating segments. We have incorporated this operating segment into Other Services due to its immaterial size (approximately 1% of Cintas’ consolidated revenue) and because it is more consistent with the operating segments aggregated into Other Services as compared to the Rentals operating segment. We will continue to challenge the placement of Document Management Sales as this business develops and grows in future years.

Our Government Sales operating segment also does not meet the quantitative criteria described in paragraph 18 of SFAS 131 (it does not meet any of the 10% tests), as shown on Exhibit IV. The Government Sales operating segment also does not meet the aggregation criteria in step #2. While the economic characteristics are similar to the operating segments aggregated into the Other Services reportable operating segment, the nature of its customers, the nature of the production process and the nature of distribution are not. This operating segment sells strictly to the government sector, with approximately 92% of its revenues being generated from sales to the United States Postal Service. The business is run from a separate distribution facility in Kansas City that is not part of our centralized distribution business unit. The customer has unique product requirements, including union sourcing and manufacturing. Additionally, a large portion of this business is sold by independent representatives. We have incorporated this operating segment into Other Services due to its immaterial size (less than 1% of Cintas’ consolidated revenue) and because it is more consistent with the operating segments aggregated into Other Services as compared to the Rentals operating segment. We will continue to challenge the placement of Government Sales as this business develops and grows in future years.

As noted above, after considering the quantitative thresholds and aggregation criteria, our third step is the determination of the adequacy of our reportable operating segments by combining the revenue for the Rentals reportable operating segment (77% of total consolidated revenues for FY2005) and the revenue for the Other Services reportable operating segment (23% of total consolidated revenues for FY2005). Since our reportable segments exceed 75% of our consolidated revenue, we have met the requirements of paragraph 20 of SFAS 131 and no additional operating segments are identified for separate reporting.

We do not employ an “All Other” category as described in our Step #4 above. A corporate segment is provided depicting interest income and interest expense. Since the Document Management Sales and the Government Sales operating segments are immaterial, they are included in the Other Services reportable operating segment as described above.

In conclusion, based on our continued analysis of reportable operating segments as defined in SFAS 131, it is appropriate for us to continue to provide disclosure for two reportable operating segments: Rentals and Other Services. A financial reconciliation of the Other Services reportable operating segment is included as Exhibit V. The Rentals reportable operating segment is provided as Exhibit I.

If the Staff of the Commission have any questions or comments concerning the above response or desires any additional supplemental information, please contact me by phone at 513-573-4211, by fax at 513-573-4030, or by e-mail at galeb@cintas.com.

Sincerely,

/s/William C. Gale
William C. Gale
Chief Financial Officer

cc:	Scott D. Farmer Chief Executive Officer

EXHIBIT I
(in thousands)

Rentals Reportable Operating Segment

	FY 2005	FY 2004	FY 2003	FY 2002	FY 2001
Revenue	$2,363,397	$2,201,405	$2,101,785	$1,753,368	$1,610,606

Gross margin	$1,067,405	$ 978,767	$ 928,119	$ 800,016	$ 714,067
	45.2%	44.5%	44.1%	45.6%	44.3%

Selling and administrative expenses	$ 633,488	$ 581,380	$ 555,748	$ 451,097	$ 391,522
	26.8%	26.4%	26.4%	25.7%	24.3%

Operating income	$ 433,917	$ 397,387	$ 372,371	$ 348,919	$ 322,545
	18.4%	18.1%	17.7%	19.9%	20.0%

EXHIBIT II
(in thousands)

Direct Sale Operating Segments
Fiscal Year 2005

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Sourcing and Distribution
Revenue	$290,293	$150,641	$135,799	$68,012	$ 453

Gross margin	$105,101	$ 60,386	$ 49,773	$23,814	($32,461)
	36.2%	40.1%	36.7%	35.0%	-7165.8%

Selling and admin expenses	$ 83,300	$ 40,548	Note 1	$17,439	$ 14,176
	28.7%	26.9%		25.6%	3129.3%

Operating income	$ 21,801	$ 19,838	$ 49,773	$ 6,375	($46,637)
	7.5%	13.2%	36.7%	9.4%	-10295.1%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.

EXHIBIT II
(in thousands)

Direct Sale Operating Segments
Fiscal Year 2004

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Sourcing and Distribution
Revenue	$282,790	$133,283	$134,905	$21,673	$ 135

Gross margin	$102,436	$ 53,050	$ 47,688	$ 7,611	($21,961)
	36.2%	39.8%	35.3%	35.1%	-16267.4%

Selling and admin expenses	$ 76,344	$ 36,005	Note 1	$ 5,334	$ 15,085
	27.0%	27.0%		24.6%	11174.1%

Operating income	$ 26,092	$ 17,045	$ 47,688	$ 2,277	($37,046)
	9.2%	12.8%	35.3%	10.5%	-27441.5%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.

EXHIBIT II
(in thousands)

Direct Sale Operating Segments
Fiscal Year 2003

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Sourcing and Distribution
Revenue	$280,787	$119,694	$ 137,250	$806	$ 9,814

Gross margin	$104,307	$ 48,036	$ 50,788	$341	($27,769)
	37.1%	40.1%	37.0%	42.3%	-283.0%

Selling and admin expenses	$ 77,339	$ 33,083	Note 1	$175	$ 19,308
	27.5%	27.6%		21.7%	196.7%

Operating income	$ 26,968	$ 14,953	$ 50,788	$166	($47,077)
	9.6%	12.5%	37.0%	20.6%	-479.7%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.

EXHIBIT II
(in thousands)

Direct Sale Operating Segments
Fiscal Year 2002

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Sourcing and Distribution
Revenue	$248,309	$105,876	$124,274	--	$ 9,581

Gross margin	$ 80,801	$ 42,663	$ 48,997	--	($27,607)
	32.5%	40.3%	39.4%		-288.1%

Selling and admin expenses	$ 66,086	$ 30,778	Note 1	--	$ 22,454
	26.6%	29.1%			234.4%

Operating income	$ 14,715	$ 11,885	$ 48,997	--	($50,061)
	5.9%	11.2%	39.4%		-522.5%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.

EXHIBIT II
(in thousands)

Direct Sale Operating Segments
Fiscal Year 2001

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Sourcing and Distribution
Revenue	$291,469	$98,591	$121,330	--	$ 5,931

Gross margin	$113,740	$41,904	$ 50,310	--	($37,850)
	39.0%	42.5%	41.5%		-638.2%

Selling and admin expenses	$ 85,516	$28,313	Note 1	--	$ 14,078
	29.3%	28.7%			237.4%

Operating income	$ 28,224	$13,591	$ 50,310	--	($51,928)
	9.7%	13.8%	41.5%		-875.6%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.

EXHIBIT III
(in thousands)

Document Management Sales Operating Segment

	FY 2005	FY 2004	FY 2003	FY 2002	FY 2001
Revenue	$31,895	$12,457	$2,324	--	--

Gross margin	$19,794	$ 7,715	$1,558	--	--
	62.1%	61.9%	67.1%

Selling and administrative expenses	$13,670	$ 5,777	$ 883	--	--
	42.9%	46.4%	38.0%

Operating income	$ 6,124	$ 1,938	$ 675	--	--
	19.2%	15.5%	29.1%

EXHIBIT IV
(in thousands)

Government Sales Operating Segment

	FY 2005	FY 2004	FY 2003	FY 2002	FY 2001
Revenue	$26,793	$27,411	$34,125	$29,644	$32,773

Gross margin	$10,947	$11,186	$13,828	$12,500	$14,096
	40.9%	40.8%	40.5%	42.2%	43.0%

Selling and administrative expenses	$ 7,611	$ 7,693	$ 8,901	$10,054	$ 9,635
	28.4%	28.1%	26.1%	33.9%	29.4%

Operating income	$ 3,336	$ 3,493	$ 4,927	$ 2,446	$ 4,462
	12.5%	12.7%	14.4%	8.2%	13.6%

EXHIBIT V
(in thousands)

Other Services Reportable Operating Segment
Fiscal Year 2005

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Government Sales	Sourcing and Distribution	Document Management Sales	Total
Revenue	$290,293	$150,641	$ 135,799	$68,012	$26,793	$ 453	$31,895	$703,886

Gross margin	$105,101	$ 60,386	$ 49,773	$23,814	$10,947	($32,461)	$19,794	$237,354
	36.2%	40.1%	36.7%	35.0%	40.9%	-7165.8%	62.1%	33.7%

Selling and admin expenses	$ 83,300	$ 40,548	Note 1	$17,439	$ 7,611	$ 14,176	$13,670	$176,744
	28.7%	26.9%		25.6%	28.4%	3129.3%	42.9%	25.1%

Operating income	$ 21,801	$ 19,838	$ 49,773	$ 6,375	$ 3,336	($46,637)	$ 6,124	$ 60,610
	7.5%	13.2%	36.7%	9.4%	12.5%	-10295.1%	19.2%	8.6%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.

EXHIBIT V
(in thousands)

Other Services Reportable Operating Segment
Fiscal Year 2004

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Government Sales	Sourcing and Distribution	Document Management Sales	Total
Revenue	$282,790	$133,283	$ 134,905	$21,673	$27,411	$ 135	$12,457	$612,654

Gross margin	$102,436	$ 53,050	$ 47,688	$ 7,611	$11,186	($21,961)	$ 7,715	$207,725
	36.2%	39.8%	35.3%	35.1%	40.8%	-16267.4%	61.9%	33.9%

Selling and admin expenses	$ 76,344	$ 36,005	Note 1	$ 5,334	$ 7,693	$ 15,085	$ 5,777	$146,238
	27.0%	27.0%		24.6%	28.1%	11174.1%	46.4%	23.9%

Operating income	$ 26,092	$ 17,045	$ 47,688	$ 2,277	$ 3,493	($37,046)	$ 1,938	$ 61,487
	9.2%	12.8%	35.3%	10.5%	12.7%	-27441.5%	15.5%	10.0%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.

EXHIBIT V
(in thousands)

Other Services Reportable Operating Segment
Fiscal Year 2003

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Government Sales	Sourcing and Distribution	Document Management Sales	Total
Revenue	$280,787	$119,694	$ 137,250	$806	$34,125	$ 9,814	$2,324	$584,800

Gross margin	$104,307	$ 48,036	$ 50,788	$341	$13,828	($27,769)	$1,558	$191,089
	37.1%	40.1%	37.0%	42.3%	40.5%	-283.0%	67.1%	32.7%

Selling and admin expenses	$ 77,339	$ 33,083	Note 1	$175	$ 8,901	$ 19,308	$ 883	$139,689
	27.5%	27.6%		21.7%	26.1%	196.7%	38.0%	23.9%

Operating income	$ 26,968	$ 14,953	$ 50,788	$166	$ 4,927	($47,077)	$ 675	$ 51,400
	9.6%	12.5%	37.0%	20.6%	14.4%	-479.7%	29.1%	8.8%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.

EXHIBIT V
(in thousands)

Other Services Reportable Operating Segment
Fiscal Year 2002

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Government Sales	Sourcing and Distribution	Document Management Sales	Total
Revenue	$248,309	$105,876	$124,274	--	$29,644	$ 9,581	--	$517,684

Gross margin	$ 80,801	$ 42,663	$ 48,997	--	$12,500	($27,607)	--	$157,354
	32.5%	40.3%	39.4%		42.2%	-288.1%		30.4%

Selling and admin expenses	$ 66,086	$ 30,778	Note 1	--	$10,054	$ 22,454	--	$129,372
	26.6%	29.1%			33.9%	234.4%		25.0%

Operating income	$ 14,715	$ 11,885	$ 48,997	--	$ 2,446	($50,061)	--	$ 27,982
	5.9%	11.2%	39.4%		8.3%	-522.5%		5.4%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.

EXHIBIT V
(in thousands)

Other Services Reportable Operating Segment
Fiscal Year 2001

	Uniform Sales	First Aid & Safety Sales	Catalog Sales	Fire Protection Sales	Government Sales	Sourcing and Distribution	Document Management Sales	Total
Revenue	$291,469	$98,591	$121,330	--	$32,773	$ 5,931	--	$550,094

Gross margin	$113,740	$41,904	$ 50,310	--	$14,096	($37,850)	--	$182,200
	39.0%	42.5%	41.5%		43.0%	-638.2%		33.1%

Selling and admin expenses	$ 85,516	$28,313	Note 1	--	$ 9,634	$ 14,078	--	$137,541
	29.3%	28.7%			29.4%	237.4%		25.0%

Operating income	$ 28,224	$13,591	$ 50,310	--	$ 4,462	($51,928)	--	$ 44,659
	9.7%	13.8%	41.5%		13.6%	-875.6%		8.1%

Note 1: Discrete selling and administrative information is not allocated from the Rentals operating segment due to the subjective nature that these calculations would require.